Conyers Park Acquisition Corp.

3 Greenwich Office Park

2nd Floor

Greenwich, Connecticut 06831

July 12, 2016

VIA EDGAR

Larry Spirgel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Conyers Park Acquisition Corp.
Registration Statement on Form S-1
Filed June 20, 2016, as amended
File No. 333-212133

Dear Mr. Spirgel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Conyers Park Acquisition Corp. (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Thursday, July 14, 2016, or as soon as thereafter practicable.

Please note that we acknowledge the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Brian K. Ratzan
Brian K. Ratzan
Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP
Kirkland & Ellis LLP